UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

(Commission File No. 001-32305)

_______________________

CORPBANCA
(Translation of registrant’s name into English)

_______________________

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On July 7, 2014, CorpBanca published a material event notice with the Superintendence of Securities and Insurance, which is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA (Registrant)

By:	/s/ Eugenio Gigogne
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: July 8, 2014

EXHIBIT INDEX

Exhibit	Description
99.1	Material event notice dated July 7, 2014.

Exhibit 99.1
Santiago, July 7th, 2014
GG/0121/2014

Mr. Carlos Pavez Tolosa
Superintendent of Securities and Insurance
PRESENT

REF.: MATERIAL EVENT NOTICE

For your consideration:

According to article 9 and 10 of the Law No. 18.045, Securities Market Law General Norm No. 30 (Norma de Carácter General No. 30), and Chapter 18-10 of the Compilation of Updated Norms (Recopilación Actualizada de Normas) of the Superintendence of Banks and Financial Institutions, and duly authorized by the Board of CorpBanca by Extraordinary Session on July 7th, 2014, we hereby inform you of the following MATERIAL EVENT:

1.
On July 4, 2014, CorpBanca (the "Bank") was informed by its controlling shareholder, Corp Group, that the International Finance Corporation ("IFC") formally announced on July 2 that IFC adopted the decision to request an investment bank for an evaluation concerning the terms and conditions of the pending merger with Banco Itaú Chile and the subsequent change of control of the merged Bank in favor of Itaú Unibanco, hereinafter the "Transaction". This evaluation would be in addition to those already issued by investment banks Bank of America Merrill Lynch and Goldman Sachs, which were considered in the approval of the Transaction by the Committee of Directors and the Board of Directors .

2.
As indicated by IFC, this assessment would be in the context of the analysis of IFC in deciding whether to grant its prior consent, which is necessary for the realization of the Transaction under the terms of the Transaction Agreement executed by and between CorpBanca and its controlling shareholder, on the one hand, and Banco Itaú Chile and its controlling shareholder, on the other hand, the text of which was published on the Bank’s website.

3.
It should be noted that CorpBanca, notwithstanding its compliance with all applicable Chilean and foreign laws and regulations in connection with the approval process for all acts and agreements contemplated by the Transaction, in response to the requirement by IFC and considering it in the best interest of CorpBanca and its shareholders, commissioned on June 10, 2014 an independent review conducted by the Centre for Corporate Governance and Capital Markets at the University of Chile.  These results have not yet been delivered to the Bank, and once received, will be made public. IFC has already indicated that the report of the University of Chile is not sufficient for them.

4.
Moreover, as is publicly known, the Board of CorpBanca has provided its shareholders and the market in general all relevant information concerning the Transaction, beyond what is required and customary to publish for this type of transaction. The aforementioned information is available on CorpBanca’s website at www.corpbanca.cl.

Sincerely yours,

/s/ Fernando Massú Taré